1. Name and Address of Reporting Person
   Marsh, Richard H.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice Pres. & Chief Fin. Of
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    03/03/2003            A         9597.2399   A   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            D         -9597.2399  D   $32.9700   1048.1914      D
                                                      <F1>
Common Stock                                                                               4047.5738      I           By Savings
                                                                                                                      Plan Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $19.3125                                                  03/01/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $27.75                                                    11/22/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.5                                                     05/16/2011 Common                      40000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.71   03/03/2         A         47500       03/01/2004 03/01/2013 Common  47500    $29.7100   47500   D
Options              003                                   <F2>                  Stock
(Right to
buy)
Stock       $29.82                                                    06/08/2008 Common                      8796    D
Options                                                                          Stock
(Right to
buy)
Stock       $29.87                                                    03/01/2009 Common                      7603    D
Options                                                                          Stock
(Right to
buy)
Stock       $34.45                                                    04/01/2012 Common                      35000   D
Options                                                                          Stock
(Right to
buy)
Phantom     1        03/03/2         D               755.3 03/01/2000 03/01/2003 Common  755.322  $29.7100   -0      D
3/00                 003                             22                          Stock
                                                     <F3>
Phantom-3/0 1                                                         03/01/2004 Common                      1917.71 D
1D                                                                               Stock                       6
Phantom     1                                                         03/01/2005 Common                      2704.93 D
3/02D                                                                            Stock                       3
Phantom /   1 <F4>   03/03/2         A         755.3        <F3>       <F3>      Common  755.322  $29.7100   755.322 D
Retirement           003                       22                                Stock
Phantom     1 <F4>   03/03/2         A         6760.       03/03/2003 03/01/2006 Common  6760.904 $29.6300   6760.90 D
3/03D                003                       904                               Stock                       4
                                               <F5>

Explanation of Responses:

<F1>
These performances shares paid out in cash, per the vesting and payout date approved by the Compensation Committee. The performance shares were not required to be reported at date of grant because the vesting is based in part on factors other than stock price.
<F2>
This option vests yearly in twenty-five percent increments beginning on 3/1/2004.
<F3>
These transactions reflect the extension of the expiration date of phantom stock from 3/1/2003 to "retirement" or "other termination of employment" under arrangements approved by the Compensation Committee, and reflects the stock moving to the "retirement" account from the Phantom 3/00 account.
<F4>
1 for 1
<F5>
5,634.08 shares are vested (i.e. non-forfeited) immediately. 1,126.82 shares become vested (i.e. non-forfeited) on 3/1/06.

SIGNATURE OF REPORTING PERSON
/s/ Richard H. Marsh

DATE
03/04/2003